SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 8-K/A

                          CURRENT REPORT PURSUANT TO
                          SECTION 13 OR 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                               August 10, 2001
               Date of report (Date of earliest event reported)


                        DYNA GROUP INTERNATIONAL, INC.
            ------------------------------------------------------
            (Exact Name of Registrant as Specified in its Charter)


                                    Nevada
                ----------------------------------------------
                (State or Other Jurisdiction of Incorporation)


           0-17385                                      87-0404753
 ------------------------                   ---------------------------------
 (Commission File Number)                   (IRS Employer Identification No.)


 1661 S. Seguin Street  New Braunfels, Texas                        78130
 -------------------------------------------                     ----------
  (Address of Principal Executive Offices)                       (Zip Code)



                                (830) 620-4400
             ----------------------------------------------------
             (Registrant's Telephone Number, Including Area Code)

                                  FORM 8-K/A

 ITEM 4: CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.


      On July 18, 2001 the Board of Directors of Dyna Group International, Inc. (the "Company") approved the termination of Padgett, Stratemann & Co., LLP (the "Former Accountant") in order to reduce audit fees. Padgett, Stratemann & Co., LLP responded with the letter dated July 27, 2001, to Dyna Group International, Inc that the client-auditor relationship between the Company and the Former Accountant has ceased. During 1999 and 2000 and any subsequent interim period preceding such dismissal, the Company had no disagreement with its Former Accountant on any matter of accounting principal or practice, financial statement disclosure or auditing scope or procedure which would have caused the accountant to make reference in its report upon the subject matter of disagreement. The Former Accountant previously issued a report dated March 2, 2001 on the financial statements of the Company as of and for the year ended December 31, 2000. The report did not contain an adverse opinion or disclaimer of opinion or qualification as to audit scope or accounting principle.


      The Company has engaged the firm of Malone & Bailey, PLLC as its new independent accounting firm. Malone & Bailey, PLLC was engaged on July 28, 2001. During 1999, 2000 and 2001 prior to the date of their engagement, we have not consulted with Malone & Bailey, PLLC on any specified transaction and whose advice was an important factor we considered in reaching a decision on any accounting of reporting matter that was related to a specific transaction or was the subject of a disagreement with the prior accountants or a reportable event as defined.

 ITEM 7:  FINANCIAL STATEMENTS AND EXHIBITS.

      (c)  Exhibits.
           ---------
      16.1 Letter, dated July 27, 2001, from Padgett, Stratemann & Co., LLP to the Registrant regarding resignation of certifying accountant.

      16.2 Letter, dated August 6, 2001, from Padgett, Stratemann & Co., LLP regarding agreement with Item 4.




                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              Dyna Group International, Inc.



 Date:   August 10, 2001                      By: /s/ Roger R. Tuttle
                                              -----------------------
                                              Roger R. Tuttle, CEO


 Yours truly,


 /s/ Padgett, Stratemann & Co., LLP